TNT Designs, Inc.
                           305 Madison Ave, Suite 449
                               New York, NY 10165
                                 (917) 212-1222


                                            January 25, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
Attn: Mr. Jeff Shadey

      Re: TNT Designs, Inc. (the "Company") Registration Statement of Form SB-2 filed December 30, 2004 (File No. 333-121787) Application for Withdrawal of Registration Statement

Dear Mr. Shadey,

Pursuant to Rule 477 of the Securities Act of 1933, as amended, (the "Act") we hereby request that the Securities and Exchange Commission withdraw the Company's Registration Statement on Form SB-2 (File No. 333-121787) (the "Registration Statement"). The Company hereby requests that the Registration Statement be withdrawn as it may undertake a subsequent private offering.

Should you have any questions concerning the within, please do not hesitate to contact the Company' s legal counsel Joseph A. Baratta of Baratta & Goldstein with any questions concerning the foregoing at (212) 750-9700.

On behalf of the Company your anticipated assistance and cooperation with respect to this matter are greatly appreciated.


                                       Very truly yours,
                                       TNT Designs, Inc.


                                       /s/ Anju Tandon
                                       -----------------------------------------
                                       Anju Tandon
                                       President and Chief Executive Officer